First Trust Portfolios L.P.
                             120 East Liberty Drive
                            Wheaton, Illinois 60187

                                 June 24, 2024

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:               FT 11514 (file no. 333-279395)


Ladies/Gentlemen:

      The undersigned, FT 11514 (the "Trust"), registrant, by First Trust Portfolios L.P., as the Sponsor and Depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on June 27, 2024 or as soon thereafter as possible.

                                       Very truly yours,

                                       FT 11514
                                       By:  First Trust Portfolios L.P.


                                       By: /s/ Elizabeth H. Bull
                                           _____________________
                                           Elizabeth H. Bull
                                           Senior Vice President